May 6, 2021

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	iPower Inc.
Amendment No. 3 to Registration Statement on Form S-1
Submitted May 5, 2021
CIK No. 0001830072

Dear Ms. Beech:

On behalf of iPower Inc., a Nevada corporation (the “Company” or “iPower”), we are hereby transmitting the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 6, 2021, regarding Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), as submitted to the Commission on May 5, 2021 (the “April Filing”).

For your convenience, we have repeated below the comments of the Staff in bold, and have followed the Staff’s comments with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1 Filed May 5, 2021

1.

We note that you have deleted language (i) that you cater primarily to home cultivators

“growing specialty crops, including cannabis and hemp,” (ii) that you “intend to leverage the growth of cannabis and CBD products, in tandem with its increased legalization, to further build [y]our brand and promote [y]our hydroponics equipment and products within the cannabis community,” and (iii) that you believe that your entry into “cannabis friendly” markets like Europe will accelerate your growth and further diversify your customer base.

The Company removed the above disclosure as the Company’s primary business is selling hydroponic equipment to crop growers in general, without a specific focus on the cannabis market. As we do not market specifically to cannabis growers, have not historically marketed to cannabis growers, and do not, in fact, market to cannabis growers at all (either presently or on a historical basis), we believe the above disclosure was unnecessary. While cannabis growers may constitute a portion of our customers, and it is possible that this market may increase in the future, we do not know whether cannabis growers constitute a large or small portion of our overall customer base. As such, and especially in light of the fact that we do not market our product to cannabis growers, we did not deem the above disclosure to be relevant to our business and thus removed it from the Registration Statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s Amendment No. 3 to its Registration Statement on Form S-1 and related Prospectus submitted to the SEC on May 5, 2021. We respectfully request that you provide us with any further comments today, as we are seeking effectiveness later this afternoon, May 6, 2021. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Chenlong Tan

Chairman, Chief Executive Officer and President

iPower Inc.